SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on June 12, 2006 announcing "ECtel Receives a First-Time Order for the Implementation of a Revenue Assurance Solution in a Wireless Operator in Latin America ". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  June 14, 2006

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued June 12, 2006

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EXHIBIT 1

ECtel Receives a First-Time Order for the Implementation of a Revenue Assurance Solution in a Wireless Operator in Latin America

ROSH HA'AYIN, Israel, June 12,  ECtel Ltd. (NASDAQ: ECTX - News), a leading global provider of Integrated Revenue ManagementTM (IRM TM) solutions, today announced that it has received a first-time order for the implementation of its revenue assurance process control solution, RAP, at a wireless operator in Latin America.

The leading wireless operator is a subsidiary of one of the largest wireless operators in the US. ECtel`s chosen solution RAP, provides an automated revenue assurance platform that facilitates cost-effective assurance of revenues and processes. It provides unique set of tools that enables implementing a complete Revenue Assurance solution without the need for any coding. Operators and system integrators can use these tools to implement system interfaces, define Key Performance Indicators (KPIs), add or update revenue assurance KPIs  & controls, and  more.

"We are delighted to receive  an order for implementation of our RAP solution   at the first subsidiary of this prestigious group utilizing RAP.   We are optimistic as to the prospects for   additional business with other parts of the group once they have experienced the benefits of RAP" said Mr. Eitan Naor, President and CEO of ECtel. "We see today a clear shift of operators from service-intensive revenue assurance to product-based approach.  This trend clearly plays to our advantage, having the best product-based offering in the market. Our recent wins among leading operators validate the shift away from service-intensive solutions, as well as the superiority and uniqueness of our products."

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About ECtel

ECtel (NASDAQ: ECTX - News) is a leading global provider of Integrated Revenue Management(TM)IRM(TM)  solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView®, RAP and CashView®, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

  Contacts:

ECtel Ltd.	ECtel Ltd
Ron Fainaro	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002102	Tel: +972-3-9002113
Fax: +972-3-9002103	Fax: +972-3-9002103
Email: Ronf@ectel.com	Email: Danith@ectel.com

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